February 9, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Leo Holdings Corp.
Registration Statement on Form S-1
Filed January 18, 2018, as amended
File No. 333-222599

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Leo Holdings Corp. that the effective date of the above-referenced Registration Statement not occur on February 8, 2018, as previously requested in our letter to you dated February 6, 2018, and instead be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on February 12, 2018, or as soon thereafter as practicable.

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[signature page follows]

Very truly yours,

Citigroup Global Markets Inc., as Representative of the Several Underwriters

By:	/s/ WALEED MATIN
Name: Waleed Matin
Title: Director